<SEQUENCE>1
<FILENAME>cpst_sc13g.txt

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*


                         Capstone Turbine Corporation
                                (Name of Issuer)

                      Common Stock, par value $0.001 per share
                          (Title of Class of Securities)

                                    14067D409
                                 (CUSIP Number)

                                December 31, 2016
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

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CUSIP No. 14067D409                  13G                  Page 2 of 8 Pages
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     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Capital Management, L.P.

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     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
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     (3)    SEC USE ONLY
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     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     3,828,686 shares of Common Stock (including 2,639,408 shares of Common Stock issuable upon exercise of warrants) (see Item 4)*

OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER
                     3,828,686 shares of Common Stock (including 2,639,408 shares of Common Stock issuable upon exercise of warrants) (see Item 4)*

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     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,828,686 shares of Common Stock (including 2,639,408 shares of Common Stock issuable upon exercise of warrants) (see Item 4)*

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     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
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     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (see Item 4)*
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     (12)   TYPE OF REPORTING PERSON
            PN
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* As more fully described in Item 4, these shares of Common Stock include shares of Common Stock issuable upon exercise of warrants that are subject to a 9.99% blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blocker.

CUSIP No. 14067D409                  13G                 Page 3 of 8 Pages
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     (1)    NAMES OF REPORTING PERSONS

            Sander Gerber
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     3,828,686 shares of Common Stock (including 2,639,408 shares of Common Stock issuable upon exercise of warrants) (see Item 4)*

OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER
                     3,828,686 shares of Common Stock (including 2,639,408 shares of Common Stock issuable upon exercise of warrants) (see Item 4)*

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     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            3,793,293 shares of Common Stock (including 2,639,408 shares of Common Stock issuable upon exercise of warrants) (see Item 4)*

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     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (see Item 4)*
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            IN
-----------------------------------------------------------------------------

* As more fully described in Item 4, these shares of Common Stock include shares of Common Stock issuable upon exercise of warrants that are subject to a 9.99% blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blocker.

CUSIP No. 14067D409                  13G                 Page 4 of 8 Pages
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Item 1.

(a)   Name of Issuer

           Capstone Turbine Corporation, a Delaware company (the "Company")

(b)   Address of Issuer's Principal Executive Offices

           21211 Nordhoff Street
	   Chatsworth, California 91311

Item 2(a).  Name of Person Filing

           This statement is filed by Hudson Bay Capital Management, L.P. (the "Investment Manager") and Mr. Sander Gerber ("Mr. Gerber"), who are collectively referred to herein as "Reporting Persons."

Item 2(b).  Address of Principal Business Office or, if none, Residence

           The address of the principal business office of each of the Reporting Persons is:

           777 Third Avenue, 30th Floor
           New York, NY 10017

Item 2(c).  Citizenship

           Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)   Title of Class of Securities

      	   Common Stock, par value $0.001 per share (the "Common Stock")


Item 2(e)   CUSIP Number

      	   14067D409


CUSIP No. 14067D409                  13G                   Page 5 of 8 Pages
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Item 3.     If this statement is filed pursuant to ss.240.13d-1(b) or
            240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.     Ownership

	The information required by Items 4(a) - (c) is set forth in Rows (5)-
(11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 9, 2016, discloses that the total number of outstanding shares of Common Stock as of October 31, 2016 was 35,685,784. The percentage set forth on Row (11) and number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person are based on the Company's total number of outstanding shares of Common Stock and assume the exercise of warrants held by Hudson Bay Master Fund Ltd. (the "Securities") subject to the 9.99% Blocker (as defined below).

Pursuant to the terms of the Securities, the Reporting Persons cannot exercise the Securities if the Reporting Persons would beneficially own, after such exercise, more than 9.99% of the outstanding shares of Common Stock (the
"9.99% Blocker") and the percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person give effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all of the Securities due to the 9.99% Blocker.

The Investment Manager, which serves as the investment manager to Hudson Bay Master Fund Ltd., in whose name the securities reported herein are held, may be deemed to be the beneficial owner of all shares of Common Stock held by Hudson Bay Master Fund Ltd. and all shares of Common Stock, subject to the 9.99% Blocker, underlying the Securities held by Hudson Bay Master Fund Ltd. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Mr. Gerber disclaims beneficial ownership of these securities.

Item 5.     Ownership of Five Percent or Less of a Class

      Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

      See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      Not applicable.

Item 8.     Identification and Classification of Members of the Group

      Not applicable.

Item 9.     Notice of Dissolution of Group

      Not applicable.



CUSIP No. 14067D409                  13G                   Page 6 of 8 Pages
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Item 10.    Certification

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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CUSIP No. 14067D409                   13G                  Page 7 of 8 Pages
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SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 30, 2017


HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	Sander Gerber
Title: Authorized Signatory


/s/ Sander Gerber
SANDER GERBER


CUSIP No. 14067D409                   13G                  Page 8 of 8 Pages
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EXHIBIT I

                             JOINT FILING AGREEMENT

	The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: January 30, 2017

HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	Sander Gerber
Title: Authorized Signatory


/s/ Sander Gerber
SANDER GERBER